UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 17, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Archrock, Inc. – File No. 001-33666

Archrock Partners, L.P. – File No. 001-33078

CF# 34731

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Archrock, Inc. and Archrock Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to Form 10-Ks filed on February 23, 2017.

Based on representations by Archrock, Inc. and Archrock Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Archrock, Inc.	Exhibit 10.15	through February 23, 2027
Archrock Partners, L.P.	Exhibit 10.2	through February 23, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary